Exhibit 99.2

Management’s Report on Financial Position and Operating Results

For the three and nine months ended September 30, 2021

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

The following analysis provides a review of the unaudited interim condensed consolidated results of operations, financial condition, and cash flows for the three and nine months ended September 30, 2021 (“Q3 2021”), with information compared to the three and nine months ended September 30, 2020 (“Q3 2020”), for IMV Inc. (“IMV” or the “Corporation”). This analysis should also be read in conjunction with the information contained in the audited consolidated financial statements and related notes for the years ended December 31, 2020 and December 31, 2019.

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Corporation included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee comprised of independent directors. The Audit Committee meets with management and the auditors in order to discuss the results of operations and the financial condition of the Corporation prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 10, 2021, the date when the Board of Directors approved the Corporation’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2021, on the recommendation of the Audit Committee.

Amounts presented in this MD&A are approximate and have been rounded to the nearest thousand except for per share data. All currency figures reported in the unaudited interim condensed consolidated financial statements and in this document are in United States dollars (“USD”), unless otherwise specified. Effective January 1, 2021, the Corporation adopted the US dollar as its functional and presentation currency. Refer to the “BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS, SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES” section below for details.

Additional information regarding the business of the Corporation, including the Annual Information Form of the Corporation for the year ended December 31, 2020 (the “AIF”) and included in the Corporation’s registration statement on Form 40-F filed with the U.S. Securities and Exchange Commission, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Corporation, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continues”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. Forward-looking statements include, among others:

  the Corporation’s business strategy;

  statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

  potential sources of funding;

  the Corporation’s ability to obtain necessary funding on favorable terms or at all;

  the Corporation’s expected expenditures and accumulated deficit level;

  the Corporation’s ability to obtain necessary regulatory approvals;

  the expected outcomes from the Corporation’s preclinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;

  the Corporation’s expectations about the timing of achieving milestones and the cost of preclinical assays, studies and clinical trials;

  the Corporation’s expected outcomes from its ongoing and future research and research collaborations;

  the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships, and other transactions with third parties;

  the potential impact of partnerships on the Corporation’s manufacturing capabilities;

  the Corporation’s plans for the research and development of certain product candidates;

  the Corporation’s progress in developing a vaccine candidate against COVID-19 based on the Corporation’s proprietary drug delivery platform;

  the Corporation’s strategy for protecting its intellectual property;

  the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

  the Corporation’s ability to obtain licences on commercially reasonable terms;

  the Corporation’s plans for generating revenue;

  the Corporation’s plans for future clinical trials; and

  the Corporation’s hiring and retention of skilled staff.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. IMV Inc. assumes no responsibility to update forward-looking statements in this MD&A except as required by law. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the AIF, under the heading “Risk Factors and Uncertainties”. Although the forward-looking statements contained in this MD&A are based upon what management of the Corporation believes are reasonable assumptions, the Corporation cannot provide any assurance to investors that actual results will be consistent with these forward-looking statements and should not be unduly relied upon by investors.

Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;

  positive results of preclinical assays, studies and clinical trials;

  the Corporation’s ability to successfully develop existing and new products;

  the Corporation’s ability to hire and retain skilled staff;

  the products and technology offered by the Corporation’s competitors;

  general business and economic conditions, including as a result of the pandemic outbreak of COVID-19;

  the Corporation’s ability to accurately assess and anticipate the impact of COVID-19 on the Corporation’s clinical studies and trials and operations generally;

  the Corporation’s ability to protect its intellectual property;

  the coverage and applicability of the Corporation’s intellectual property rights to any of its products;

  the Corporation’s ability to manufacture its products and to meet demand;

  the general regulatory environment in which the Corporation operates;

  the Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its products; and

  obtaining necessary regulatory approvals and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions, and information currently available to, and considered reasonable by, management. The forward-looking information in this MD&A does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic and the resulting global and regional economic impacts. The Corporation has experienced uncertainty related to the COVID-19 situation. Uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain or mitigate its impact and the direct and indirect effect of the pandemic and containment measures, among others. It is anticipated that the COVID-19 pandemic and global measures to contain it will continue to have an impact on the Corporation, including its clinical trials and collection and analysis of data, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators, and suppliers to assess any impacts and risks.

The information contained herein is dated as of November 10, 2021, the date of the Board of Directors’ approval of the Q3 2021 unaudited interim condensed consolidated financial statements and of the MD&A. For additional information on risks, uncertainties, and assumptions, including a more detailed assessment of the risks that could cause actual results to materially differ from current expectations, please refer to the AIF of IMV filed on SEDAR at www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

CORPORATE OVERVIEW

IMV Inc. is a clinical stage company committed to developing a new class of cancer immunotherapies that are well-tolerated and efficacious while preserving patients’ quality of life. The Corporation is developing novel cancer therapies based on DPX, its versatile immune-educating technology platform (“DPX platform” or “DPX”), that drives a specific, robust, well-tolerated and persistent anti-tumor immune response, potentially offering long-lasting benefit to patients with solid or blood cancers. IMV’s lead compound is currently being evaluated in a range of oncology applications including neoadjuvant and checkpoint combination settings. MVP-S demonstrated clinical benefit in patients with difficult-to-treat cancers; and safety and tolerability have been seen in more than 350 patients. IMV intends to move MVP-S forward on the path to registration trials while leveraging its versatile DPX platform to further develop a comprehensive portfolio of cancer immunotherapies.

IMV Inc.’s lead product candidate, maveropepimut-S (“MVP-S”, formerly known as “DPX-Survivac”) is a pipeline in a product that generates sustained and targeted immune responses against survivin, a tumor-associated protein, overexpressed in a high number of tumor types. MVP-S is a proprietary subcutaneous formulation of IMV’s DPX delivery platform with five unique HLA-restricted survivin peptides that is known to induce a sustained and specific cytotoxic CD8+ T cell response against survivin expressing cancer cells.

MVP-S, with and without low-dose cyclophosphamide (“CPA”), used as an immune modulator, is being evaluated in multiple clinical studies across 6 indications, with and without Merck’s Keytruda® (pembrolizumab), including, but not limited to the following IMV-sponsored trials:

  Phase 2B VITALIZE trial in combination with Merck’s Keytruda® and in patients with recurrent/refractory Diffuse Large B-Cell Lymphoma (“DLBCL”); and

  Phase 2 basket trial in combination with Merck’s Keytruda® currently in patients with select advanced or recurrent solid tumors in muscle invasive bladder, hepatocellular carcinoma (liver cancer) and tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker.

The Corporation expects to continue the evaluation of MVP-S in advanced ovarian cancer and investigate different cancer indications such as breast cancer, and to expand its clinical portfolio with other DPX-based immunotherapies.

IMV’s second cancer immunotherapy, DPX-SurMAGE, a dual target T cell activating therapy, demonstrated a targeted and sustained immune response against tumor-associated antigens Survivin and MAGE-A9 in preclinical studies. Based on these results, IMV is finalizing the protocol of a phase 1 trial in non-muscle invasive bladder cancer patients, which is expected to begin by year-end.

IMV Inc. is headquartered in Dartmouth, NS and has corporate offices in Cambridge, MA and Quebec, QC. The common shares of the Corporation (the “Common Shares”) are listed on the Nasdaq Stock Market LLC (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “IMV”.

BUSINESS MODEL AND STRATEGY

IMV believes that the Corporation is at a key juncture in its development. With promising results recently obtained in both solid and blood cancer indications, the Corporation is focusing its strategy on its core competencies in immune-oncology.

IMV’s goal is to become a leading biotechnology company focused on developing differentiated immunotherapies that are effective, well-tolerated and easy-to-handle in a clinical setting. The Corporation is focused on leveraging the unique mechanism of action of the DPX platform to build a portfolio of novel immune-educating cancer immunotherapies. IMV is actively evaluating potential licenscing opportunities for its programs outside of immuno-oncology and for other applications of the DPX platform.

Key elements of the Corporation’s strategy are to:

  Continue to advance maveropepimut-S (DPX-Survivac) in:

    Recurrent, refractory Diffuse Large B Cell Lymphoma (“r/r DLBCL”) in combination with Merck’s Keytruda®

    Advanced ovarian cancer

    In combination with Merck’s Keytruda® in a basket trial in at least two indications: non muscle invasive bladder, hepatocellular carcinoma (liver cancer) and MSI high tumor cancers.

  Evaluate maveropepimut-S in other cancer indications and with other cancer therapies: o In HR+/HER2- breast cancer with an aromatase inhibitor, with/without radiotherapy or CPA prior to surgery;

  Develop and investigate new DPX-based immunotherapies in hard-to-treat cancers:

  Evalute DPX-SurMAGE in non-muscle invasive bladder cancer; and

  Evaluate business development opportunities in potential new indications.

The Corporation intends to be opportunistic in the development of products by exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties. The Corporation intends to seek additional equity and non-dilutive funding and partnerships to advance the development of its product candidates.

COVID-19 IMPACT

COVID-19 has impacted the Corporation’s research and development activities but has not caused significant disruptions to its business operations to date. In April 2020, IMV was designated as an essential business by the Nova Scotia Department of Business and Nova Scotia Public Health which allowed for essential lab employees to continue operations in its Dartmouth laboratories. As of November 1st, 2021, IMV has adopted a rotating on site work schedule and requires that all employees working on site provide either proof of vaccination status or submit bi-weekly negative COVID-19 test results.

To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. While certain clinical trial activities, including patient enrollment and site activations were delayed or otherwise impacted by the COVID-19 pandemic, the extent to which the ongoing pandemic may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, the variants and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scope and severity of any potential business shutdowns or disruptions, including to ongoing and planned clinical studies and regulatory approval prospects. Further prolonged shutdowns or other business interruptions could result in material and negative effects to the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations, and financial condition.

The COVID-19 pandemic continues to evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business.

THE DPX PLATFORM

The DPX platform is a versatile delivery technology that can be formulated with a broad set of antigens to generate a targeted and sustained immune response. The DPX platform does not release the antigens at the site of injection; it forces an active uptake by immune cells (antigen-presenting cells) allowing antigens to continuously interact with and stimulate the immune system over an extended period of time.

The Corporation is exploiting this unique mechanism of action (“MOA”) to develop a new class of immunotherapies that represent a paradigm shift from current approaches. The DPX platform can safely increase the immune system’s exposure to a significant number of antigens opening the possibility to mobilize the power of the immune system to treat a broad range of diseases. The Corporation believes that the unique MOA of DPX makes the platform uniquely suitable for cancer immunotherapies and other immune-related diseases.

DPX-based immunotherapies induce targeted and sustained immune responses as illustrated below:

DPX-based products have important commercial advantages:

  Fully synthetic and easy to manufacture;

  Can accommodate hydrophilic and hydrophobic compounds;

  Lyophilized and reconstituted in lipids in convenient, low microlitre doses;

  Subcutaneous injection for simple in-office administration (no hospitalization);

  Long-term stability (3 years); and

  Low cost of goods and scalable manufacturing.

The DPX platform forms the basis of all the Corporation’s product development programs. DPX-based candidates have demonstrated to date a good safety profile and sustained immunological activity across all clinical trials, where they have shown efficacy in vulnerable populations, like immune-compromised and older adults. IMV believes in the significant potential of DPX.

OUR FOCUS ON IMMUNO-ONCOLOGY

Differentiated pipeline of cancer immunotherapies:

DPX-based cancer immunotherapies generate a sustained target-specific immune response. The chosen targets are essential components of cancer biology, preventing any possible evasion from the treatment. IMV’s differentiated immunotherapies can readily be combined with other immunotherapeutic approaches, including checkpoint inhibitors.

Our Lead Cancer Immunotherapy: Maveropepimut-S (DPX-Survivac)

The Corporation’s first T cell activating immunotherapy, maveropepimut-S, or MVP-S, formerly known as DPX-Survivac, combines the power of the DPX platform and the cancer antigen survivin.

Survivin is a protein that is found in the 60 human tumor cell lines used for the National Cancer Institute’s anti-cancer drug screening program and plays a critical role in tumor biology as it is associated with tumor resistance to apoptosis, cell differentiation, proliferation, invasion and metastasis. Survivin is an essential component of the biology of cancer. IMV has identified over 20 cancer indications in which survivin can be targeted by MVP-S.

MVP-S is a formulation of IMV’s DPX platform with survivin-based peptides licensed from Merck KgaA, on a worldwide exclusive basis. It is comprised of five minimal major histocompatibility complex class I peptides to activate naïve T cells against survivin. By activating survivin-specific killer T cells, MVP-S promotes the destruction of cancer cells and disrupts the fundamental processes of cancer cell survival reproduction and metastasis.

MVP-S, with and without with CPA, has demonstrated a sustained, survivin-specific immune response with post-treatment T cell infiltration into tumors that was associated with prolonged duration of clinical benefits up to more than two years as a monotherapy and more than three years as a combination therapy, in certain cases. MVP-S is administered by subcutaneous injection and demonstrated a well-tolerated safety profile with no related immune or serious systemic adverse events reported. Compared to other immuno-oncology therapies, which require intravenous infusions and more extensive safety monitoring, maveropepimut-S may lessen the burden on patients’ quality of life.

In certain clinical trials, the Corporation is exploring the activity of MVP-S, with and without an intermittent oral regimen of CPA used as an immune-modulator. Conventional chemotherapeutic drugs are traditionally used for their cytotoxic effect on tumors but CPA can also be used at lower doses to potentiate the activity of other immunotherapies without inducing significant cytotoxicity. Several studies have demonstrated that low-dose regimens of CPA can have multiple beneficial effects for T cell therapies such as MVP-S, including reduction of T regulatory cell numbers and increase in effector T cells (Hugues et al, Immunology. 2018). In phase 1 clinical studies, IMV has demonstrated that intermittent low-dose oral CPA can act as an immune-modulator increasing the number of survivin-specific T cells generated by MVP-S (Weir et Al, AACR, 2016).

MVP-S, with and without with CPA, is currently being evaluated in multiple clinical trials across 6 different cancer indications with and without Merck’s Keytruda.

Orphan Drug Status and Fast Track Designation

The Corporation announced, in November 2016, that the European Medicines Agency (“EMA”) had granted orphan drug designation status to IMV’s DPX-Survivac in ovarian cancer. In July 2015, the FDA also granted orphan drug status to DPX-Survivac for the treatment of ovarian cancer. This designation is valid for all applications of DPX-Survivac in ovarian cancer without restriction to a specific stage of disease.

IMV had previously received FDA fast track designation for DPX-Survivac. The designation is intended for patients with no measurable disease after their initial surgery and chemotherapy.

COVID-19 Impact on Clinical Program

While to a lesser extent than in 2020, the COVID-19 pandemic crisis is still impacting clinical activities across the industry due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. IMV’s clinical team continues to work closely with each clinical site and its CRO’s on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the guidance issued by the FDA: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards”. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites have reinitiated enrollment in clinical trials, while other sites, less impacted, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples has not been impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply has not been impacted to date and as added precaution, IMV has developed contingency plans to ensure proper supply of drugs to all clinical sites in the event of future transportation or other constraints.

Ongoing Maveropepimut-S (DPX Survivac) Clinical Trials

DLBCL – VITALIZE phase 2b clinical trial (IMV-sponsored)

Diffuse Large B Cell Lymphoma is the most common and aggressive form of Non-Hodgkin Lymphoma (“NHL”) accounting for 30%-40% of all cases of adult NHL and, with 27,000 new cases per year in the United States, this blood cancer represents a high unmet medical need. Patients with aggressive NHLs such as DLBCL can generally expect low median survival rates (median overall survival is 4.4 months for patients who fail salvage regimens), with the relative 10-year survival rates reported to be around 46%4. Despite advances in the treatment of DLBCL, approximately 40% of patients relapse or are refractory to chemotherapy, with low subsequent response rates and an associated poor prognosis and a loss of life expectancy of about 5 years compared with the general population.5

As described hereunder, in this clinical trial IMV is evaluating patients who have received at least two prior lines of systemic therapy and who are ineligible or have failed autologous stem cell transplant (“ASCT”) or CAR-T therapy. Based on 2024 projections from the 2019 Data Monitor Syndicated Report, it is estimated that there are 9,500 patients in the US eligible for a third line of treatment or are not eligible for stem cell transplantation or cell therapy.6

Following the discovery of Program Death Ligand 1 (“PD-L1”) as a potential predictive biomarker in the phase 2 SpiReL Study described below and feedback from the FDA on trial design, in April 2021 IMV entered into an agreement with Merck to initiate a phase 2b clinical trial to evaluate its lead compound, MVP-S (DPX-Survivac) in combination with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy, in patients with r/r DLBCL. PD-L1 expression will be assessed for all enrolled patients. The contribution of CPA as an activator of immune response will also be evaluated in this trial. There have been multiple North American enrollment sites opened since the initiation of this trial and the Corporation is actively recruiting patients.

This three-arm phase 2b trial is a randomized, parallel group, Simon two-stage study designed to assess the combination of MVP-S and KEYTRUDA® with or without CPA. A third arm will evaluate MVP-S as a single agent. Across the three arms of this study, IMV’s lead compound will be evaluated in up to 150 subjects with r/r DLBCL who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy.

The primary endpoint is Objective Response Rate (“ORR”), centrally evaluated per Lugano (2014) and measured by the number of subjects per arm achieving a best response of Partial or Complete Response (“PR” or “CR”) during the 2-year treatment period. All subjects will be evaluated for their baseline PD-L1 expression with the goal to validate the SpiReL data that highlighted PD-L1 as a possible predictive biomarker for the combination therapy.

During the nine months ended September 30, 2021, the Corporation has spent $1.7 million on start-up costs related to this phase 2b study. The Corporation anticipates that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, costs to the first stage of this trial (approximately 45 patients) are estimated at $10 million, of which $3 million is estimated to be spent in 2021.

DLBCL – SpiReL Phase 2 clinical trial (investigator-sponsored)

The SpiReL phase 2 study is a non-randomized, open-label, uncontrolled, efficacy and safety trial in patients with r/r DLBCL led by Dr, Neil Berinstein, MD, FRCP©, ABIM, hematologist-oncologist at the Odette Cancer Centre at Sunnybrook Health Sciences Centre in Toronto. This investigator-sponsored trial is designed to evaluate the safety and efficacy of MVP-S in combination with Merck’s Keytruda® (pembrolizumab), associated with intermittent low-dose CPA in patients with r/r DLBCL for twelve months. This study is still ongoing with the enrolment completed and one patient remain on treatment.

The primary objective of this study is to document a response rate to this treatment combination using modified Cheson7 criteria of at least 24% (6/25 patients). Secondary objectives include duration of response and safety. Exploratory endpoints include T cell response, tumor immune cell infiltration, and gene expression analysis. In May 2020, the Corporation reported that the study had met its primary efficacy endpoint in the first 11 evaluable patients.

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4 GlobalData: DLBCL, Competitive Landscape in 2021.

5 Add Koh JJ, Lim ST, Sultana R, et al. Predictors of early vs late diffuse large B cell lymphoma (DLBCL) relapses in the rituximab era. J Clin Oncol. 2018;36(suppl 15):e19553. doi:0.1200/JCO.2018.36.15_suppl.e19553

6 Data Monitor, 2019 Syndicated report

In November 2020, the study’s lead investigator, Dr. Neil Berinstein, presented at The Society for Immunotherapy of Cancer (“SITC”) 35th Anniversary Annual Meeting where he announced the discovery of a potential predictive biomarker. All clinical responses observed (n=6) in the study have been in PD-L1 positive subjects (n=7) defined as a percentage of PD-L1+ cells scored in the tumor region of 10% or more.

The difference between the two populations is statistically significant and indicates that PD-L1 has the potential to become a predictive biomarker and a companion diagnostic for r/r DLBCL treatment with the combination, to identify and recruit the patients that are the most likely to respond.

The PD-L1 pathway regulates T-cell responses allowing tumors to escape the immune system. PD-L1 expression has been extensively studied in relation to the prognosis of various cancers and is approved in multiple tumor types as a predictive biomarker for treatment with checkpoint inhibitors targeting the PD-1/PD-L1 pathway. In DLBCL, PD-L1 has been shown to be expressed in 26% to 75% of patients8,9 (Xu-Monette et al, 2018) and is generally thought to be associated with a poor prognosis and shorter survival.

Checkpoint inhibitors such as Keytruda® and Opdivo® are not approved in DLBCL and have demonstrated limited activity including in PD-L1 positive patients7,10.

In December 2020, Dr. Berinstein also provided an update during a poster presentation at the American Society of Hematology Annual Meeting (“ASH Meeting”). As of the data cut-off date for the presentation at ASH, 19 pre-treatment samples from patients enrolled in the SPiReL study were available for biomarker analysis.

Key findings for the PD-L1+ population (n=7) included:

  Significantly higher median Progression Free Survival (“PFS”) of 230 days, compared to the PD-L1 negative subjects (70 days) with a p-value of 0.007, suggestive of a strong predictive biomarker for this treatment combination;

  Demonstrated an objective response in six subjects (3PRs, 3CRs), including three subjects who have completed one- year of study treatment; and

  Demonstrated an ORR and a Disease Control Rate11. (“DCR”) of 85.7%

Peripheral blood was assessed for survivin-specific ELISpot responses in 15 subjects with available samples. All 3 subjects with a CR, and 3 of 4 subjects with a PR, had positive ELISpot responses while only 1 subject with SD and 1 subject with PD demonstrated survivin-specific ELISpot responses, suggestive of an association between the clinical responses with the mechanism of action of DPX-Survivac. Overall, treatment was well tolerated. The majority of treatment-related adverse events were grade 1 and 2 severity. A majority of these were injection site reactions associated with the subcutaneous administration of DPX-Survivac.

The Corporation anticipates that, in addition to general clinical expenses which are distributed amongst the various clinical projects, its share of the total cost to complete this study is currently estimated at $320,000, which is expected to be spent in 2021. During the nine months ended September 30, 2021, the Corporation has spent $133,000 on this phase 2 clinical study.

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7 Cheson, B.D., Pfistner, B., Juweid, M.E., Gascoyne, R.D., Specht, L., Horning, S.J. and Diehl, V. (2007). Revised Response Criteria for Malignant Lymphoma. Journal of Clinical Oncology, 25(5) DOI: 10.1200/JCO.2006.09.2403.

8 Y. Suzuki, K. Kohno, K. Matsue, et al. PD-L1 (SP142) expression in neoplastic cells predicts a poor prognosis for patients with intravascular large B-cell lymphoma treated with rituximab-based multiagent chemotherapy. Cancer Med. 2020;9(13):4768-4776. doi:10.1002/cam4.3104.

9 Xu-Monette, Y. Zijun et al. "PD-1 expression and clinical PD-1 blockade in B-cell lymphomas" Blood vol. 131,1 (2018): 68-83. doi:10.1182/blood-2017-07-740993.

10 S.M. Ansell, et al. Nivolumab for Relapsed/Refractory Diffuse Large B-Cell Lymphoma in Patients Ineligible for or Having Failed Autologous Transplantation: A Single-Arm, Phase II Study. J Clin Oncol. 2019 Feb 20;37(6):481-489. doi: 10.1200/JCO.18.00766.

11 Disease Control Rate is defined as patients who have achieved stable disease, partial or complete response.

Ovarian Cancer – DeCidE1 phase 2 in patients with recurrent, advanced platinum-sensitive and resistant ovarian cancer (IMV-sponsored)

Globally, ovarian cancer is the seventh most diagnosed cancer among women and a leading cause of mortality among all gynecological cancers. According to Globocan 2020, on a worldwide basis, 314,000 women are diagnosed and there are 207,000 ovarian cancer related deaths each year with a median age of 63 at diagnosis. Almost all patients relapse and eventually become resistant to platinum-based therapy (70% of patients relapse within three years). The standard of care for recurrent platinum resistant ovarian cancer is single agent chemotherapy (doxorubicin, paclitaxel or topotecan). These treatments have a 10-15% objective response rate and a three-to-four-month progression free survival rate. Nonetheless, the overall prognosis for ovarian cancer still remains poor with multiple areas of high unmet need and no immunotherapy has been approved yet.12

DeCidE1 is a phase 2 multicenter, open-label study evaluating the safety and effectiveness of MVP-S, with intermittent low-dose cyclophosphamide used as an immunomodulator to increase the level of survivin-specific T cells. This phase 2 arm enrolled patients with recurrent, advanced platinum-sensitive and –resistant ovarian cancer. Except for one patient, all patients were in an advanced stage of the disease, and 12 patients had received 3 or more lines of prior therapy.

Primary endpoints of this study are overall response rate, disease control rate and safety. Secondary end points include cell mediated immunity, immune cell infiltration in paired biopsy samples, duration of response, time to progression, overall survival and biomarker translational analyses on collected peripheral blood mononuclear cells, tumor tissue and plasma.

Top line data presented in December 2020 on 19 evaluable patients demonstrated clinically meaningful activity with long-lasting clinical benefits and an excellent safety/tolerability profile:

  15/19 (79%, 5 PR and 10 SD) evaluable subjects demonstrated disease control. Clinical responses were observed across platinum-sensitive, platinum-resistant, and platinum-refractory patients;

  7/19 evaluable subjects (37%) achieved clinical benefit with partial/stable responses lasting > 6 months and 5 subjects (26%) achieved clinical benefit with partial/stable responses lasting > 12 months;

  Treatment was well-tolerated with the majority of adverse events being grade 1-2 reactions at the injection site;

  12-month overall survival rate was of 66.1%; and

  Translational data confirmed survivin-specific CD8+ T cell immune response in 87% subjects.

The study is now complete, and the final patient completed the study after more than two years of continuous treatment with MVP-S. Treatment was well-tolerated with an overall survival rate of 44.9% at 23.8 months of follow up and a median overall survival of 19.9 months. These results are particularly encouraging because many subjects in the trial had been heavily pre-treated and 57.9% were platinum resistant. The Corporation believes that these results support the further clinical study of MVP-S in ovarian cancer.

Secondary endpoints in the DeCidE1 clinical study included an extensive analysis of collected biological samples. The translational analyses provide evidence that maveropepimut-S successfully elicits the generation of tumor antigen-specific T cells and B cells. Importantly, these analyses affirm the molecular and cellular mechanism of MVP-S based therapy. IMV is presenting the details of these translational analyses at the 36th Annual Meeting of the Society for Immunotherapy on November 12, 2021. These data will also inform the design of a phase 2B clinical study to be submitted to the FDA before the end of 2021.

The Corporation anticipates that, in addition to general clinical expenses which are distributed amongst the various clinical projects, its share of the total cost to complete this study is currently estimated at $350,000, which is expected to be spent in 2021. During the nine months ended September 30, 2021, the Corporation has spent $262,000 on this phase 2 clinical study.

Phase 2 basket trial in multiple solid tumor indications (IMV-sponsored)

In September 2018, IMV announced a phase 2 basket trial in collaboration with Merck to explore other solid cancer indications with our lead candidate, MVP-S, with and without low dose CPA and in combination with Merck’s Keytruda® (pembrolizumab).

This open-label, multicenter, phase 2 basket study evaluates the safety and efficacy of the immunotherapeutic combination in patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (NSCLC) cancers, as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker.

The objective of this exploratory trial conducted in collaboration with Merck is to identify and select the best solid tumor opportunities for the combination of IMV’s T cell therapy with Merck’s anti PD-1 checkpoint inhibitor Keytruda® and CPA. Recruitment in the five indications follows a Simon two-stage design and each indication has prespecified success thresholds defined by the expected effect of Keytruda® as a monotherapy agent in that indication.

____________________
12 GlobalData: Ovarian Cancer Opportunity Analysis and Forecasts to 2028

The chart below illustrates early results of such exploratory phase 2 basket clinical trials with maveropepimut-S and Merck’s Keytruda® sponsored by IMV:

During the nine months ended September 30, 2021, the Corporation has spent $3 million on the phase 2 basket trial. The Corporation anticipates that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, up to $18 million is currently estimated to be spent for stage 1 and stage 2 for two indications for this trial, of which $13.7 million has been spent to date and a total of $4.5 million is estimated to be spent in 2021.

Hormone receptor positive/HER2-negative (HR+/HER2-) Breast Cancer (investigator-sponsored)

On May 10, 2021, IMV announced that its lead compound, MVP-S (DPX-Survivac) will be investigated in patients with HR+/HER2- breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment. Hormone Receptive (HR+) and HER2 negative (HER2-) is the most common form of Breast cancer representing more than 70% of all cases. Investigators at the Providence Cancer Institute have identified ki67 as a prognostic marker of resistance to treatment that is associated with the upregulation of survivin expression. Targeting survivin with MVP-S T cell therapy in this population represents a promising approach that will be tested in the study. This investigator-initiated phase 1B clinical study is being conducted at the Providence Cancer Institute in Oregon since September 2021.

This three-arm phase 1B trial is designed to assess the combination of MVP-S plus standard-of-care aromatase inhibitor with/without radiotherapy or CPA prior to surgery. Across the three arms of this study, IMV’s lead compound will be evaluated in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer.

The primary objective is to evaluate the safety of neoadjuvant combination of MVP-S with the aromatase inhibitor and with/without radiation, or CPA and immunogenicity in each arm. Survivin-specific T cells in the resected tumor will be evaluated as a secondary objective. Translational studies will be conducted as exploratory analyses to characterize maveropepimut-S’ mechanism of action in the tumor and the tumor’s immune environment. All intellectual rights from this study will remain the property of the Corporation.

The Corporation anticipates that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, $600,000 is currently estimated to be spent by IMV for its share of the trial, of which $50,000 is estimated to be spent in 2021.

Ovarian Cancer Phase 2 clinical trial (investigator-sponsored)

University Health Network’s (“UHN”) Princess Margaret Cancer Centre is conducting a phase 2 non-randomized, open-label trial designed to evaluate the potential anti-tumor activity of the combination of Merck’s Keytruda® (pembrolizumab), MVP-S (DPX-Survivac) and intermittent low-dose CPA. The study’s primary objective is to assess overall response rate. Secondary study objectives include progression free survival rate, overall survival rate, and potential side effects, over a five-year period. At this stage, the Corporation has no specific plan on the next steps after this trial as it will have to be assessed with its partner based on the clinical trial results. The Corporation will disclose final results once provided by the UHN Princess Margaret Cancer Centre. The Corporation currently anticipates that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, its share of the costs to complete this study are milestone-based and are estimated at $160,000, of which $96,000 has been spent in the first two quarters of 2021.

Our Next Cancer Immunotherapy: DPX-SurMAGE

The Corporation’s second T cell activating immunotherapy, DPX-SurMAGE combines the DPX platform and two cancer antigens: survivin and MAGE-A9. MAGE protein family member, A9 (MAGE-A9) is frequently expressed in various human cancers including bladder, lung and kidney.

MAGE-A9 peptides will be combined with selected immunogenic peptides from the survivin protein composing MVP-S to form a dual target T cell activating therapy. The Corporation believes that MAGE-A9 and survivin peptides presented on the surface of cancer cells may represent ideal complementary targets for an enhanced DPX-based cancer immunotherapy.

By the end of 2021, IMV is aiming to begin a phase 1 clinical study to evaluate DPX-SurMAGE in patients with bladder cancer. Despite the entry of immunotherapy agents into the bladder cancer market, including the promising checkpoint inhibitors, there remains significant unmet need across bladder cancer settings. There are abundant opportunities for drug development for early-stage disease, as well as for patients who do not respond to or relapse following treatment with an immune checkpoint inhibitor.

Bladder cancer is a common cancer worldwide that occurs when there is uncontrolled cell growth in the bladder lining, most commonly in urothelial cells (Antoni et al., 2017; ASCO, 2019).

This project is conducted in collaboration with CQDM, a Canadian bioresearch consortium, that awarded a grant for a collaboration among IMV, Centre de recherche du CHU de Quebec-Universite Laval (“CHU”) and La Fondation du CHU de Quebec (“FCHUQc”). The collaboration will receive a grant of up to $950,000 from the CQDM and $240,000 from the FCHUQc over three years, to develop this novel dual target T cell therapy for an initial clinical application in bladder cancer. The Corporation anticipates that, in addition to general clinical expenses, which are distributed amongst the various projects, costs to complete this project are estimated at $2.4 million, of which $800,000 is estimated to be spent in 2021.

Other collaborations in oncology

From time to time, IMV enters into collaborations with partners to evaluate the use of the DPX platform with other products in oncology. Such collaborators currently include UConn Health and Dana Farber. These collaborations are exploratory in nature and the Corporation expects to disclose results only when those are made available to IMV by each of its collaborators.

INFECTIOUS DISEASE

IMV is leveraging the same DPX MOA to create peptide vaccines that generate a sustained and targeted B cell immune response (antibodies) with the potential to prevent infections by viruses. The Corporation has demonstrated the flexibility of its DPX platform through development of two DPX-based products against infectious diseases, DPX-RSV and DPX-COVID-19, that have shown generation of a targeted and sustained B cell response in a phase 1 trial and ongoing preclinical studies, respectively. The Corporation is actively evaluating potential licencing opportunities for its programs outside of immuno-oncology and continues to evaluate business development opportunities in potential new areas of interest.

DPX-COVID-19

In March 2020, with the financial support of the Canadian Government, the Corporation also initiated the development of DPX-COVID-19, a vaccine candidate against SARS-CoV-2 using the DPX platform.

DPX-COVID-19 is designed to generate potent and durable protection against SARS-CoV-2 with the potential for a longer duration of protection, especially in older adults and immunocompromised individuals. DPX-COVID-19, IMV’s vaccine candidate against SARS-CoV-2, is an intramuscular DPX-based formulation with multiple peptides of the virus spike. This second-generation vaccine aims to be complementary to traditional or mRNA vaccines and to potentially offer long lasting protection. DPX-COVID-19 generated immune responses in preclinical assays in animal models and a favourable safety profile in safety and GLP toxicity studies. Given the current competitive landscape of COVID-19 vaccines and IMV’s decision to shift its strategic focus, the Corporation is currently evaluating the commercial prospects and opportunities of this pre-clinical program.

DPX-RSV

IMV conducted a phase 1 clinical study has been conducted in Canada in respiratory syncytial virus (RSV). The study was conducted in healthy adults and a DPX-RSV candidate was developed to protect the elderly population from infection. The results of this phase 1 study, completed in 2017, outlined that more than nine months after the last vaccination, 15 of 16 participants (93%) who received DPX-RSV demonstrated antigen-specific immune responses. DPX-RSV had a good safety profile and was well tolerated with no SAEs. One dose was tested out to one year and 100% of older adults (7/7 immune responders) maintained antigen-specific immune responses one year after receiving the booster dose. After one year, their antibody levels measured were still at peak with no sign of decrease. The Corporation does not plan to continue the development of this product without a partner.

Other collaborations in infectious disease

Similar to oncology, IMV from time to time enters into collaborations with partners to evaluate the use of the DPX platform with other products targeting infectious diseases. Such collaborations include Leidos and Zoetis (animal health). These collaborations are exploratory in nature and the Corporation expects to disclose evaluations or other results only when those are made available to IMV by each of its collaborators.

MARKET OVERVIEW

Cancer Immunotherapies

Cancer is considered one of the most widespread and prevalent diseases globally. According to the 2020 Cancer Facts & Figures released by the American Cancer Society, it is predicted that the global cancer burden will rise to 27.5 million and the number of cancer deaths to 16.2 million by 2040 solely due to the growth of the aging population. However, these projections may be underestimates given the adoption of unhealthy behaviors and lifestyles associated with rapid income growth and changes in reproductive patterns in economically transitioning countries. According to the 2020 Cancer Facts & Figures, cancer usually develops in older people; 80% of all cancers in the United States are diagnosed in people 55 years of age or older. Adults ages 85 and older are the fastest-growing population group in the US and women outnumber men in this age group because of a longer life expectancy.

Conventional cancer treatment involves surgery to remove the tumor whenever possible, as well as chemotherapy and radiation. Chemotherapies are widely used, despite their associated toxicities, because they interfere with the ability of cancer cells to grow and spread. However, studies have shown that older patients often receive little or no treatment because the benefit of prolonged survival does not outweigh potential adverse effects and impact on quality of life. Also, in all groups of patients, tumors often develop resistance to chemotherapies, thus limiting their efficacy in preventing tumor recurrence. Despite recent advances, independent sources note a high unmet medical need in cancer therapy, noting the median survival rate remains poor. Cancer immunotherapies may provide new and effective treatments. According to a Market & Markets report released in September 2016, the global immunotherapy drug market is projected to reach USD$119.39 billion by 2021 from USD$61.97 billion in 2016, growing at a compound annual growth rate of 14 % during the forecast period of 2016 to 2021. The major players operating in the immunotherapy drug market include F. Hoffmann-La Roche AG (Switzerland), GlaxoSmithKline (U.K.), AbbVie, Inc. (U.S.), Amgen, Inc. (U.S.), Merck (U.S.), Bristol-Myers Squibb (U.S.), Novartis International AG (Switzerland), Eli Lilly and Corporation (U.S.), Johnson & Johnson (U.S.), and AstraZeneca plc (U.K.).

Cancer immunotherapy seeks to harness the immune system to assist in the destruction of tumors and to prevent their recurrence. There has been significant interest in the field of cancer immunotherapy stemming from recent clinical success in prolonging patient survival with novel compounds. The ability to apply these appropriately has resulted from a greater understanding of the immune dysfunction that is characteristic of cancer. One area in which there have been breakthroughs has been in the area of checkpoint inhibitors, which are compounds that target key regulatory molecules of the immune system. Yervoy® (anti CTLA 4, or ipilumumab, developed by Bristol Myers Squibb) was the first compound in this class to be approved for use in advanced metastatic melanoma. In cancer, these regulators (CTLA-4, PD-1 and its ligand PD-L1) act to inhibit CD8 T cell-mediated anti-tumor immune responses that are crucial for tumor control. Monoclonal antibodies that target PD-1 and PD-L1 have shown unusual efficacy in cancer patients, with a significant percentage of patients experiencing durable response to these therapies. Several of these compounds have been approved in multiple indications. Merck’s Keytruda® (pembrolizumab) and Bristol Myers Squibb’s Opdivo® (nivolumab) received FDA approval in 2014 for advanced melanoma patients who have stopped responding to other therapies. These therapies have subsequently been approved for use in other advanced cancers. These drugs have been shown to be helpful in treating several types of cancer but with success only in a limited percentage of patients. It is not yet known exactly why, though researchers have noticed that these drugs seem to work especially well for patients whose cancer cells have a higher number of mutations.

Key opinion leaders in the field have indicated that that the solution lies in combining checkpoint inhibitors with other cancer treatments and that the ideal combination is likely to be a therapy that drives tumor specific immune responses. These include novel activating T cell therapies. Our novel class of immunotherapies fit well with checkpoint inhibition therapy because they simultaneously activate sustained tumor-specific T cells, while also releasing the brakes on immune suppression. The success of such combinations should allow pharmaceutical companies to significantly expand the market of their checkpoint inhibitors.

We believe that activating T cell therapies will become an important component of these novel combination immunotherapies, with the potential of synergistic benefits to become an essential part of a multi-pronged approach for the treatment of cancer.

INTELLECTUAL PROPERTY

The Corporation strives to protect its intellectual property in established, as well as emerging, markets around the world. The Corporation’s intellectual property portfolio relating to its platform technology includes twenty-one patent families, the first of which contains eight patents issued in five jurisdictions (United States, Europe, Canada, Japan, and Australia). The 20 other families collectively contain 52 patents issued in 11 jurisdictions (United States, Europe, Canada, Australia, Japan, India, Israel, Singapore, Brazil, China, and, separately, Hong Kong) and 79 pending patent applications in 9 jurisdictions. Considering the validations of the European patents, the Corporation’s intellectual property portfolio includes 122 patents. More details on the Corporation’s intellectual property strategy and patents can be found in the AIF filed on SEDAR at www.sedar.com.

The Corporation owns registered trademarks in the United States, Canada, and Europe.

RECENT AND QUARTERLY DEVELOPMENTS

The Corporation announced:

  On August 10, 2021, final topline results of the DeCidE1 phase 2 clinical trial evaluating MVP-S in patients with advanced recurrent ovarian cancer. Treatment was well-tolerated with an overall survival rate of 44.9% at 23.8 months of follow up and a median overall survival of 19.9 months. These results are particularly encouraging because many subjects in the trial had been heavily pre-treated and 57.9% were platinum resistant. These results and data from the completed translational analyses will inform the discussion and design of a phase 2 clinical study to be submitted to the FDA.

  On August 4, 2021, that Frederic Ors has stepped down as Chief Executive Officer (CEO). The IMV Board of Directors has appointed Andrew Hall, the Corporation’s Chief Business Officer, as Interim CEO. The Corporation’s Board of Directors is commencing a comprehensive search process to identify a permanent CEO.

  On July 20, 2021, the closing of a public offering (the “July 2021 Offering”) of 14,285,714 units (the “Units”) at a price to the public of $1.75 per Unit, for aggregate gross proceeds of approximately $25 million, before deducting underwriting commissions and offering expenses and excluding any proceeds the Corporation may receive from the exercise of the underlying warrants. Each Unit is comprised of one common share and three-quarters of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of $2.10 per common share, subject to adjustment in certain events, until July 20, 2026. If the Warrants are fully exercised it will represent approximately $22.5M of additional gross proceeds.

SELECTED FINANCIAL INFORMATION

The selected statements of loss and comprehensive loss data for the periods presented and the selected statement of financial position data as of the dates presented are derived from the audited annual condensed consolidated financial statements. The selected historical financial data below should be read in conjunction with the financial statements and related notes and the sections titled “Components of Operations Overview” and “Results of Operations” appearing elsewhere in this report. Due to the change in functional and presentation currency, December 31, 2020 and historical quarterly results presented in this section have been recast in USD using the method described in the section Changes in Accounting Policies.

	As of,
	September 30, 2021	December 31, 2020
Statements of financial position data:	(in thousands of US dollars)
Cash and cash equivalents	$36,495	$36,268
Working capital (1)	37,331	35,584
Total assets	49,563	45,998
Total liabilities	16,793	15,196
Accumulated deficit	(143,184)	(118,331)
Total shareholder's equity	32,770	30,802

(1)Working capital is defined as current assets less current liabilities. See financial statements for further details regarding current assets and current liabilities.

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Statements of loss and comprehensive loss data:	(in thousands of US dollars, except share and per share amounts)
Revenue
Interest revenue	41	66	153	157
Total revenue
Operating Expenses
Research and development	5,635	4,911	15,601	13,767
General and administrative	5,260	2,777	11,844	7,227
Government assistance	(476)	(1,264)	(2,875)	(2,697)
Accreted interest and valuation adjustments	61	(106)	436	528
Total operating expenses	10,480	6,318	25,006	18,825
Net loss	$(10,439)	$(6,252)	$(24,853)	$(18,668)
Other comprehensive loss
Currency translation adjustment	-	844	-	1,268
Total comprehensive loss	$(10,439)	$(5,408)	$(24,853)	$(17,400)
Basic and diluted loss per share	(0.13)	(0.08)	(0.35)	(0.30)
Weighted-average shares outstanding	79,175,747	65,970,269	71,520,472	58,025,986

COMPONENTS OF OPERATIONS OVERVIEW

Revenue

The Corporation has no products approved for commercial sale and has not generated any revenue from product sales. Revenue consists primarily of income earned on cash balances held at a commercial bank.

Operating Expenses

Research and development expenses

To date, the Corporation’s research and development expenses have related primarily to discovery efforts and preclinical, manufacturing and clinical development of its product candidates. The most significant research and development expenses for the year relate to costs incurred for the development of the Corporation’s most advanced product candidates, DPX-Survivac and DPX-SurMAGE, which include:

  Expenses incurred under agreements with CROs, as well as investigative sites and consultants that conduct clinical trials, preclinical studies and other scientific development services;

  Costs related to the production and scale-up of clinical materials, including fees paid to contract manufacturers;

  Employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

  Expenses incurred for outsourced professional scientific and regulatory development services;

  Laboratory materials and supplies used to support research activities; and

  Facilities and other expenses, which includes depreciation on laboratory equipment.

The Corporation expenses all research and development costs in the periods in which they are incurred. The Corporation accrues for costs incurred as the services are being provided by monitoring the status of the project and the invoices received from its external service providers. Accruals are adjusted as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements or license agreements, the milestone payment obligations are expensed when the milestone results are achieved.

Research and development activities are central to IMV’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-staged clinical trials. The Corporation expects that research and development expenses will increase substantially over the next few years as it increases personnel, advances manufacturing processes, initiates and conducts additional clinical trials and prepares regulatory filings related to its product candidates. The Corporation also expects to incur increased research and development expenses as it selectively identifies and develops additional product candidates. However, it is difficult to determine with certainty the duration and completion costs of current or future preclinical programs and clinical trials of product candidates.

The duration and timing of clinical trials and development of the Corporation’s product candidates will depend on a variety of factors that include, but are not limited to, the following:

  The scope, progress, outcome and costs of clinical trials and other research and development activities, including establishing an appropriate safety profile with IND-directed studies;

  Patient enrollment, discontinuation rates, per patient trial costs, and number and location of clinical trial sites in clinical trials;

  The ability of the Corporation’s clinical partners and sponsors for investigator-sponsored trials to manage clinical trials;

  Establishing commercial manufacturing capabilities or making arrangements with third party manufacturers;

  Timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

  Obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

  Significant and changing government regulation; and

  Significant competition and rapidly changing technologies within the biopharmaceutical industry.

The probability of success for each product candidate is highly uncertain. The Corporation will determine which programs to pursue and what resources to allocate to each program in response to the scientific and clinical success of each product candidate as well as an assessment of each product candidate’s commercial potential. Further, because IMV’s product candidates are still in clinical development, the Corporation cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates or whether, or when, it may achieve profitability.

General and administrative

General and administrative expenses consist primarily of salaries and other staff-related costs, including share-based compensation expense for personnel in executive, finance, human resources, project management, business development, investor relations and administrative functions. General and administrative expenses also include, but are not limited to, facilities and overhead costs, legal fees related to corporate, securities and patent matters, investor relations costs, insurance and professional fees for assurance, taxation, information technology communications and human resources matters. General and administrative costs are expensed as incurred and the Corporation accrues for services provided by third parties related to the above expenses by monitoring the status of services provided and receiving estimates from its service providers, adjusting accruals as actual costs become known.

The Corporation expects that its general and administration expenses will increase in the future as it increases personnel to support the continued development of its product candidates. The Corporation has experienced and expects to continue to experience, increased expense associated with being a Nasdaq listed company including increased accounting, audit, legal, regulatory and compliance costs, director and officer insurance premiums, as well as higher investor relations and public relations costs.

Government assistance

Government assistance consists primarily of research and development investment tax credits awarded through the Canada Revenue Agency’s Scientific Research and Economic Development (“SR&ED”) program for research expenditures incurred in Canada. Government assistance also contains other government funding for research projects and employment funding as well as fair market value adjustments to interest-free and low-interest government loans.

Accreted interest

Accreted interest relates entirely to the valuation of interest-free and low interest-bearing government loans, most of which are repayable based on a percentage of future gross revenue.

RESULTS OF OPERATIONS

Due to the change in functional and presentation currency, December 31, 2020 and historical quarterly results presented in this section have been recast in USD using the method described in the section Changes in Accounting Policies.

Comparison of the Three Months Ended September 30, 2021 and 2020

The following table summaries the Corporations results of operations for the three months ended September 30, 2021 and 2020 (in thousands of US dollars):

	Three months ended Sept 30,
	2021	2020	Change ($)
Revenue
Interest income	$41	$66	$(25)
Total revenue	41	66	(25)
Operating Expenses
Research and development	5,635	4,911	724
General and administrative	5,260	2,777	2,483
Government assistance	(476)	(1,264)	788
Accreted interest and adjustments	61	(106)	167
Total operating expenses	10,480	6,318	4,162
Net loss	$(10,439)	$(6,252)	$(4,187)

Revenue

Interest revenue did not fluctuate period over period.

Research and development expenses

Research and development expenses increased to $5.6 million for the three months ended September 30, 2021 from $4.9 million for the three months ended September 30, 2020. The increase of $724,000 compared to Q3 2020 is mainly attributable to $885,000 in start up costs for the phase 2B trial in DLBCL, a $1.5 million increase related to the timing of MVP-S development and manufacturing activities, and a $368,000 increase in personnel expenses due to additional headcount. These increases are partly offset by a decrease of $2.1 million in development costs for DPX-COVID-19 following a shift in strategic focus.

General and administrative expenses

General and administrative expenses increased to $5.3 million for the three months ended September 30, 2021 compared to $2.8 million for the three months ended September 30, 2020. This $2.5 million increase is mainly attributable to a $1 million increase in salaries and a $457,000 increase in non-cash stock-based compensation associated with planned hiring and executive leadership changes during the quarter, a $363,000 foreign currency loss, $271,000 in professional fees for recruitment and corporate messaging, and a $117,000 increase in general corporate and patent legal fees.

Government assistance

The decrease in government assistance for the three-month period ended September 30, 2021, compared with September 30, 2020, is driven by a $1 million decrease in million in government funding related to the development of DPX-COVID-19, which is received as project expenses are incurred. This decrease is partly offset by an increase in SR&ED investment tax credits compared with Q3 2020.

Comparison of the Nine Months Ended September 30, 2021 and 2020

The following table summarizes the Corporations results of operations for the nine months ended September 30, 2021 and 2020 (in thousands of US dollars):

	Nine months ended September 30,
	2021	2020	Change ($)
Revenue
Interest income	$153	$157	$(4)
Total revenue			-
Operating Expenses
Research and development	15,601	13,767	1,834
General and administrative	11,844	7,227	4,617
Government assistance	(2,875)	(2,697)	(178)
Accreted interest and adjustments	436	528	(92)
Total operating expenses	25,006	18,825	6,181
Net loss	$(24,853)	$(18,668)	$(6,185)

Revenue

Interest revenue did not fluctuate significantly period over period.

Research and development expenses

Research and development expenses increased to $15.6 million for the nine months ended September 30, 2021, from $13.8 million for the nine months ended September 30, 2020. The increase of $1.8 million compared to 2020 is mainly attributable to $1.7 million in start up costs for the DLBCL phase 2B trial, a $1.6 million increase in personnel costs as a result of increased headcount, and a $1.3 million increase in manufacturing and development costs for maveropepimut-S. This increase is partly offset by a $1.1 million decrease in basket trial costs, a $1.2 million decrease in DPX-COVID-19 development costs and a $411,000 decrease in SPiReL trial costs.

	Nine months ended September 30,
	2021	2020	Change ($)
Direct research and development expenses by program:
DPX-Survivac
DLBCL	$1,813	$406	$1,407
Ovarian	359	676	(317)
Basket Trial	3,032	4,122	(1,090)
Other	2,781	1,459	1,322
DPX-SurMAGE	377	391	(14)
DPX-COVID-19[1]	1,603	2,813	(1,210)
Other programs	388	334	54
Total direct R&D expense	10,353	10,201	152
Unallocated research and development expenses:
Personnel (including stock-based compensation)	4,603	3,033	1,570
Indirect research and development expense[2]	645	533	112
Total research and development expenses	$15,601	$13,767	$1,834
[1]	DPX-COVID-19 development is government funded
[2]	Indirect research and development expense includes non-cash amortization of lab equipment, travel and general laboratory utilities and consumables.

General and administrative expenses

General and administrative expenses increased to $11.8 million for the nine months ended September 30, 2021, compared to $7.2 million for the nine months ended September 30, 2020. This $4.6 million increase can be explained by an increase of $1.4 million for the Corporation’s Directors and Officers insurance premium, a $1.5 million and $694,000 increase in salaries and non-cash stock-based compensation, respectively related to planned hiring and executive leadership changes, a $768,000 increase in professional fees for recruitment and corporate messaging and a $210,000 increase in board of directors’ compensation.

Government Assistance

The slight increase in government assistance for the period ended September 30, 2021 compared with September 30, 2020 is mainly attributable to an increase in SR&ED investment tax credits.

CASHFLOWS, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Sources of liquidity

IMV is publicly traded and as a result has funded its operations primarily through public and private equity offerings, as well as from upfront and milestone payments, and research support payments generated from collaborations.

As of November 10, 2021, IMV has issued 533,994 shares under its October 2020 ATM (as further described below) for total gross process of $2.3 million and net proceeds of $2 million. In addition, on July 20, 2021 the Corporation completed the July 2021 Offering (as further described below) of 14,285,714 Units for gross proceeds of $25 million and net proceeds of $23 million. In 2020, IMV completed a private placement of 8,770,005 units of the Corporation for gross proceeds of $17.8 million and net proceeds of $17.7 million. The Corporation also issued 6,841,773 shares under two ATM distribution agreements for total gross proceeds of $30 million and net proceeds of $28.5 million.

Funding requirements

The Corporation has not generated any revenue from approved product sales to date and does not expect to do so until such time as IMV obtains regulatory approval and commercializes one or more of its product candidates. As the Corporation is currently in the preclinical and clinical stages development, it is uncertain when or if it will achieve commercialization. IMV expects that operating expenses will continue to increase in connection with ongoing and new, later-staged clinical trials, expanded preclinical activities and the development of product candidates in the pipeline. The Corporation expects to continue its collaborations and will look for additional collaborations as well as expanded collaboration opportunities. For the purposes of assessing the Corporation as a going concern, although it is difficult to predict funding requirements, based on the current operating plan, it is anticipated that existing cash and cash equivalents and identified potential sources of cash, will fund operations and capital expenditure requirements until the third quarter of 2022. These estimates are based on assumptions and plans which may change and which could impact the magnitude and/or timing of operating expenses, capital expenditures and the Corporation’s cash runway. The successful development of product candidates is uncertain, and therefore IMV is unable to estimate the actual funds required to complete the research, development and commercialization of product candidates. The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. There can be no assurance that additional financing will be available on acceptable terms or at all. The Corporation is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties, that may or may not include merger and acquisitions activities. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures, or the Corporation may be unable to continue operations. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

At September 30, 2021, the Corporation had approximately $38.4 million of existing and identified potential sources of cash including:

  cash and equivalents of $36.5 million; and

  amounts receivable and investment tax credits receivable of $1.9 million.

In addition, the Corporation entered into the October 2020 ATM allowing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of $50 million through Piper Sandler, as agent. The Corporation continually reassesses the adequacy of its cash resources, evaluating existing clinical trials, research projects and/or potential collaboration opportunities, to determine when and how much additional funding is required.

The Corporation continuously monitors its cash position, the status of its development programs including those of its partners, cash forecasts for completing various stages of development, the potential to license or co-develop each product candidate, and continues to actively pursue alternatives to raise capital, including equity offerings, debt and non-dilutive funding.

Cash Flows

The following table summarizes the Corporation’s cash flows for the periods indicated (in thousands of US dollars):

	Nine Months Ended September 30,
	2021	2020
Net cash (used in) provided by:
Operating activities	(24,622)	(20,620)
Financing activities	25,655	49,588
Investing activities	(763)	(188)
Net increase (decrease) in cash and cash equivalents	270	28,780

Cash flows from operating activities

During the nine months ended September 30, 2021, $24.6 million was used in operating activities. This included the reported net loss of $24.9 million prior to being decreased by $2.2 million for non-cash expenses including DSU compensation, depreciation, accretion of long-term debt, loss on disposal of assets, revaluation of long-term debt, and stock-based compensation. The Corporation had a net decrease of cash of $1.9 million as a result of changes in working capital balances, which was mainly attributable to a $1.7 million increase in prepaid expenses, a $1.5 million decrease in accounts payable, accrued and other liabilities partly offset by a $437,000 decrease in amounts receivable and $794,000 in investment tax credits receivable.

During the nine months ended September 30, 2020, $20.6 million was used in operating activities. This included the reported net loss of $18.7 million prior to being decreased by $1.2 million for non-cash expenses including DSU compensation, depreciation, accretion of long-term debt and lease obligations and stock-based compensation. The Corporation had a net decrease of cash of $3.1 million as a result of changes in working capital balances, which was mainly attributable to a $2 million increase in prepaid expenses and a $1.1 million decrease in accounts payable, accrued and other liabilities.

Cash flows from financing activities

During the nine months ended September 30, 2021, sources of cash from financing activities included: $25 million in proceeds from the July 2021 Offering less cash issuance costs of $2 million, $2.3 million in proceeds raised from the October 2020 ATM offering less cash issuance costs of $128,000 and $46,000 through the exercise of stock options. The Corporation also incurred $2 million in short term borrowings to finance the Corporation’s directors and officer’s insurance premium less repayments of $1 million. The Corporation used $509,000 to repay long-term debt and lease obligations during the period.

During the first nine months of 2020, sources of cash from financing activities included: $17.8 million in proceeds raised from a private placement less cash issuance costs of $108,000, $30 million in proceeds raised from the March 2020 and June 2020 ATM distributions less cash issuance costs of $1.4 million and $1.9 million through the exercise of stock options and warrants. The Corporation also incurred $2.3 million in short term borrowings to finance the Corporation’s directors and officer’s insurance premium less repayments of $838,000. The Corporation used $83,000 to repay long-term debt and lease obligations during the period.

Cash flows from investing activities

During the nine months ended September 30, 2021, IMV used $763,000 of cash in investing activities, consisting mainly of purchases of capital expenditures for ongoing research and operating activities.

During the nine months ended September 30, 2020, IMV used $188,000 of cash in investing activities, consisting mainly of purchases of capital expenditures for ongoing research and operating activities.

JULY 2021 EQUITY OFFERING AND USE OF PROCEEDS

On July 20, 2021, the Corporation completed a public offering (“July 2021 Offering”), issuing 14,285,714 Units at a price of $1.75 per Unit for aggregate proceeds of $25 million and net proceeds of $23 million. Each Unit comprised one common share and three-quarters of one common share purchase warrant. The Corporation intends to use the net proceeds of the July 2021 Offering to continue the clinical development of maveropepimut-S (DPX-Survivac) in DLBCL, breast cancer, ovarian cancer, bladder cancer and microsatellite instability high (MSI-H), start the clinical development of a new product, DPX-SurMAGE, in bladder cancer, continue the development of its proprietary drug delivery platform (DPX) and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of United States dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds	Estimated	Amount	Variances
	amount	to date
	$	$
Clinical development of maveropepimut-S	16,680	2,564	No variances anticipated

MARCH 2019 EQUITY OFFERING AND USE OF PROCEEDS

On March 6, 2019, the Corporation completed a public offering, issuing 5,404,855 Common Shares (including 504,855 Common Shares upon the exercise of the underwriters’ over-allotment option on March 11, 2019) at a price of CAD$5.45 per share for aggregate proceeds of $22.1 million. The Corporation intends to use the net proceeds of this offering to accelerate the development of DPX-Survivac in combination with Keytruda as part of the basket trial in selected advanced or recurrent solid tumors in bladder, liver (hepatocellular carcinoma), ovarian and non-small-cell lung cancers, as well as tumors shown to be positive for the microsatellite instability high biomarker and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of United States dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds	Estimated	Amount	Variances
	amount	to date
	$	$
Phase 2 clinical trial for multiple indications	12,000	8,556	No variances anticipated

OCTOBER 2020 ATM DISTRIBUTION

On October 16, 2020, the Corporation entered into an equity distribution agreement (“October 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell, through “at-the-market” offerings, Common Shares from time to time up to an aggregate offering price of $50 million through Piper Sandler, as agent. The Corporation intends to use the net proceeds from the October 2020 ATM for research and development expenditures, clinical trial expenditures, including expenditures related to a COVID-19 vaccine candidate and general corporate purposes. As of November 10, 2021, a total of 533,994 shares have been sold under the October 2020 ATM for total gross proceeds of $2.3 million.

SUMMARY OF QUARTERLY RESULTS

The selected quarterly financial information(1) for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019
Total Revenue	41	42	69	69	66	40	51	103
Total Expenses	10,480	7,481	7,026	7,435	6,318	5,288	7,243	6,524
Loss	(10,439)	(7,439)	(6,957)	(7,366)	(6,252)	(5,248)	(7,192)	(6,421)
Basic and Diluted Loss per Share	(0.13)	(0.11)	(0.10)	(0.11)	(0.09)	(0.08)	(0.14)	(0.13)

(1) Unless otherwise noted, financial information in thousands of US dollars and prepared in accordance with IFRS.

Revenues from quarter-to-quarter may vary significantly. Revenues are generated mainly from interest on cash balances as well as from non-recurring contract research agreements. It is also important to note that historical patterns of expenses cannot be taken as an indication of future expenses. The amount and timing of expenses and availability of capital resources vary substantially from quarter-to-quarter, depending on the level of R&D activities being undertaken at any time and the availability of funding from investors or collaboration partners.

ONCOLOGY OUTLOOK

The exact timing could differ from expectations but are currently management’s best estimate.

RELATED PARTY TRANSACTIONS

For the period ending September 30, 2021, there were no related party transactions (2020 - $nil).

CONTRACTUAL OBLIGATIONS

There is no material change in the contractual obligations of the Corporation since the beginning of the 2021 fiscal year. Details on the contractual obligations of the Corporation can be found in the annual audited consolidated financial statements and related notes for the year ended December 31, 2020.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation was not party to any off-balance sheet arrangements as of September 30, 2021.

OUTSTANDING SECURITIES

As at November 10, 2021, the number of issued and outstanding Common Shares was 82,142,629 and a total of 16,289,495 stock options, warrants and deferred share units were outstanding.

RISKS AND UNCERTAINTIES

The Corporation is a clinical-stage company that operates in an industry that is dependent on a number of factors that include the Corporation’s capacity to raise additional funding on reasonable terms when necessary, obtain positive results of pre-clinical studies and clinical, successfully develop existing and new products, hire and retain skilled staff, protect its intellectual property, manufacture its products and meet demand, and obtain necessary regulatory approvals and the timing in respect thereof, etc. An investment in the Common Shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in the Corporation’s AIF and the registration statement on Form 40-F filed with the U.S. Securities and Exchange Commission, as well as the other information filed with the securities regulators before investing in the Common Shares. If any of such described risks occur, or if others occur, the Corporation’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Corporation’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of the Corporation’s most recent AIF filed on SEDAR at www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Interim Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Corporation maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable securities laws, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Corporation’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

The CEO and CFO have evaluated whether there were changes to the DCP during the period ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Corporation recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Corporation’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Corporation to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to ICFR during the period ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR. No such changes were identified through their evaluation. In response to the COVID-19 pandemic, the Corporation asked its employees to work from home to the extent possible. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Corporation’s internal controls during the period ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR.

The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited interim condensed consolidated financial statements are consistent with those of previous financial year except for the change in accounting policies described hereunder. The significant accounting policies of IMV are detailed in the notes to the annual audited consolidated financial statements for the year ended December 31, 2020 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

Changes in Accounting Policies

Functional and presentation currency

Effective January 1, 2021, the Corporation has adopted the USD as its functional and presentation currency. Prior to these unaudited interim condensed consolidated financial statements, the functional and presentation currency was the CAD. The change in the functional currency from the CAD to the USD reflects the primary economic environment in which the Corporation operates in. As a result of the advancement of the Corporation’s development programs, the Corporation anticipates higher research and development costs in future periods which will be denominated mainly in USD. In addition, these costs will be financed from USD proceeds received from the ATM executed in 2020. The Corporation also anticipates that potential future sales revenues and financings will be primarily denominated in USD.

As such, these unaudited interim condensed consolidated financial statements are measured in USD. On January 1, 2021, the change in functional currency resulted in the assets and liabilities as of December 31, 2020 being translated in USD using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency is applied prospectively.

The change in presentation currency was applied retrospectively and therefore, these unaudited interim condensed consolidated financial statements are presented in USD, together with the comparative information as at December 31, 2020 and for the three and nine-month period ended September 30, 2020. For comparative purposes, historical consolidated financial statements were recast in USD by translating assets and liabilities at the closing rate in effect at the end of the respective period, revenues, expenses and cash flows at the average rate in effect for the respective period and equity transactions at historical rates. Any exchange difference resulting from the translation was included in Accumulated other comprehensive income presented in shareholders’ equity.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

The Corporation’s significant accounting policies and critical judgements in applying the Corporation’s accounting policies are detailed in the annual audited condensed consolidated financial statements for the year ended December 31, 2020 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

FINANCIAL INSTRUMENTS

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The Corporation recognizes financial instruments based on their classification. Depending on the financial instrument’s classification, changes in subsequent measurements are recognized in net loss or other comprehensive loss.

A description of the financial instruments, their fair value and risk management is included in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2020 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

(Signed) Andrew Hall	(Signed) Pierre Labbé
Andrew Hall	Pierre Labbé
Interim Chief Executive Officer	Chief Financial Officer

November 10, 2021